Mail Stop 3561

August 19, 2009

Thomas A. Tolworthy
Chief Executive Officer
VS Holdings, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: VS Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 23, 2009**
> **File No. 333-160756**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2008**
> **Filed March 19, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended March 28, 2009**
> **Filed May 12, 2009**
> **Quarterly Report on Form 10-Q for the period ended June 27, 2009**
> **Filed August 11, 2009**
> **File No. 333-134983-02**

Dear Mr. Tolworthy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

Prospectus Summary, page 1

2. We note your use of demographic statistics and retail industry statistics. In this regard, to the extent you have not done so, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

3. Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is reiterated in the Business section beginning on page 44.

Competitive Strengths, page 2

4. If you choose to highlight your company's competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

Our Corporate Structure, page 5

5. We note your disclosures that "[i]n connection with the offering …Series A Preferred Stock will be redeemed with the proceeds and the remaining shares of Series A Preferred Stock will be exchanged for common stock." In this regard, explain to us why you structure the issuance and the immediate redemption of a portion of the Series A Preferred Stock upon the reorganization rather than just an exchange for common stock and cash, and identify for us the Series A Preferred

Thomas A. Tolworthy
VS Holdings, Inc.
August 19, 2009
Page 3

Stock shareholders. To the extent that the issuance and the redemption of the Series A Preferred Stock is in substance a dividend distribution upon the offering, you should properly identify it as such and provide sufficient disclosures throughout the filing including the timing, amounts and the impact on your pro forma EPS.

Summary Historical and Pro Forma Consolidated Financial Data, page 7

6. Please clearly explain and disclose the nature, the calculation and amount of your adjustments to arrive at pro forma net income and earnings per share for the fiscal year ended December 27, 2008 and the quarter ended March 28, 2009 and to the balance sheet pro forma amounts as of March 28, 2009. Please explain to us your basis for not including a pro forma income statement and balance sheet.

7. We note from your disclosure on page 74 you have entered into employment agreements with certain executives. Please explain how the corporate reorganization will impact the current executives, if at all, the potential for payouts in accordance with existing agreements and whether or not new contracts will be entered into.

Risk Factors, page 9

8. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- We operate in a highly competitive industry…page 9

- Our failure to appropriately respond to changing consumer preferences…page 9

- Our success depends on our executive officers…page 13

Please note that these are examples only. Review your entire risk factor section and revise as necessary.

Use of Proceeds, page 18

9. Please revise your disclosure here and throughout your filing to disclose the approximate amount of the payment related to the termination of your interest rate

swap that you intend to make with the net proceeds of the offering. Refer to Item 504 of Regulation S-K.

Capitalization, page 19

10. To help us better understand please provide us more detail on how you derived the adjustments reflected in your capitalization table. For example, provide additional disclosure on how the warrant amount of $5,666 was derived in the pro forma column.

11. Please update your capitalization table to reflect the most recent balance sheet date in your next amendment.

Dilution, page 20

12. Please provide disclosures to give a dilutive effect to the underwriters' 30 day options to purchase additional common shares as you indicated on page 6.

Selected Historical Consolidated Financial Data, page 21

13. Please provide a pro forma balance sheet along side your historical balance sheet here and elsewhere in the filing to give effect to your change in capitalization.

14. Please provide a pro forma income statement data for the interim period and the fiscal year ended December 27, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Goodwill and Other Intangible Assets, page 26

15. Given the significance of your goodwill and indefinite-lived intangibles, please expand your impairment policy with respect to the recognition and measurement of goodwill and indefinite-lived intangibles. Refer to paragraphs 16, 17, 19-22 of SFAS 142. Similarly, revise your footnote disclosure to the financial statements and elsewhere, as applicable, in the filing.

Liquidity and Capital Resources, page 39

16. Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please

expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. This comment also applies to future filings of your periodic reports, as applicable.

Management, page 59

17. Please disclose the term of office of the directors. Please also disclose the period(s) during which Mr. Tolworthy has served as a director. This comment also applies to future filings of your periodic reports, as applicable.

Compensation Discussion and Analysis, page 63

18. You state that the base salary for your executives is determined based on, among other factors, "certain benchmarking and labor market factors." Please revise your disclosure to identify the benchmarks used in determining base salary, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please expand your disclosure to discuss the labor market factors considered in determining base salary. This comment also applies to future filings of your periodic reports, as applicable.

19. Please expand your disclosure to discuss the factors considered by you and the Hay Group in determining the percentages of base salary that are used for the target bonuses of your various officers, as well as the percentage breakdown of the target bonus between the two components of corporate and individual objectives. This comment also applies to future filings of your periodic reports, as applicable.

Principal Stockholders, page 76

20. Please disclose in the footnotes to the beneficial ownership table the manner in which J.P. Morgan beneficially owns approximately 25% of the outstanding common stock of VS Parent.

21. Please disclose the person or persons with ultimate voting control of IPC/Vitamin LLC.

Certain Relationships and Related Party Transactions, page 77

22. Please provide the disclosure required by Item 404(b) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

23. We note that you included ownership information regarding VS Parent's preferred stock in the beneficial ownership table contained in your most recent Annual

Report on Form 10-K. Please advise us why you have not included this information in the beneficial ownership table in your registration statement.

24. Please include in this section disclosure regarding your status as a "controlled company" under the rules of the NYSE. This comment also applies to future filings of your periodic reports, as applicable.

25. Please file as an exhibit to the registration statement the securityholders agreement dated as of November 27, 2002.

26. Please revise to disclose all material information related to the securityholders agreement. For example, your references to "certain of [your] stockholders," "certain relationships" and "certain rights and obligations" are only informative to someone already familiar with the terms of the agreement.

Description of Capital Stock, page 79

27. Please describe the terms and rights associated with the warrants and preferred stock that you will issue prior to completion of this offering.

Antitakeover Legislation, page 80

28. We note your disclosure that you may elect to be subject to Section 203. Please state your plan or intent in this regard and discuss the certain restrictions that you reference.

Underwriting, page 88

Indemnification, page 90

29. Please provide a brief description of the indemnification provisions with the underwriters.

VS Holdings, Inc
Consolidated Balance Sheets, page F-3

30. We note "other accrued expenses" appears significant in relation to total current liabilities. Please explain to us the nature and the components making up this line-item. To the extent any item exceeds 5% of current liabilities please separately identify the item on the balance sheet or in a note. Reference is made to Item 5-02(20) of Regulation S-X.

Consolidated Statements of Operations, page F-4

31. Explain to us the nature and the basis behind the presentation of your line item "Preferred stock dividends – pro forma" on the face of the consolidated statements of operations.

Note 3. Summary of Significant Accounting Policies, page F-7

32. Please explain to us how you account for potential change in control payments to your executives in your financial statements as disclosed on page 74.

Net Income Per Share, page F-13

33. We note your disclosure that "[t]he unaudited pro forma net loss per common share for periods subsequent to June 2006 reflects net loss per share reflecting the impact of those options, warrants and preferred shares that were assigned to VS Parent …" In that regard, please provide these pro forma EPS calculations..

34. In addition, it appears the nature of your pro forma EPS presented in this section is inconsistent with your pro forma net income and EPS presentation as shown on page 8. Please explain or revise.

Note 8. Stockholders' Equity, page F-20

35. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:

- the date of each issuance;

- a description of the instrument issued;

- the number of units/options issued including the exercise terms;

- the fair value of the underlying common stock on each issuance date;

- a detailed description of how the fair value of the underlying share on each date was determined; and

- the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as leading indicator of value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Signatures, page II-4

36. Please confirm to us whether Messrs. Tolworthy, Korn and Perkal are the only directors of VS Holdings.

37. Please revise the signature page to include the signature of your principal accounting officer or Controller. Refer to Form S-1.

Exhibits

38. We note that you have not filed most of your exhibits in connection with the Form S-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

39. We note that you discuss several documents in your disclosure that are not included in your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard, we note that:

- As described on page 14 under the risk "Shares eligible for future sales may cause the market price of our common stock to decline…," some restricted securities will be subject to lock-up agreements with the underwriters upon completion of the offering.

- As described on page 83 under the heading "Limitation of Liability of Directors," you intend to enter into indemnification agreements with certain directors and officers.

- You entered into a merger agreement in connection with the June 2006 merger of VS Mergersub, Inc. into VS Holdings.

- You intend to enter into a merger agreement in connection with the impending merger of VS Parent into VS Holdings.

Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

Annual Report on Form 10-K for the Year Ended December 27, 2008

Item 14. Principal Accounting Fees and Services, page 57

40. In future filings, please disclose the audit committee's pre-approval policies and procedures. Refer to Item 14 of Form 10-K.

Exhibits 32.1 and 32.2

41. We note that the certifications contained in Exhibits 32.1 and 32.2 identify the Form 10-K as covering the year ended December 27, 2009. Please amend your Form 10-K to include revised certifications that refer to the correct report.

Quarterly Report on Form 10-Q for the Period Ended March 28, 2009

Quarterly Report on Form 10-Q for the Period Ended June 27, 2009

Item 4. Controls and Procedures

42. You must evaluate the effectiveness of your disclosure controls and procedures based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) or 15d-15(e) of the Exchange Act. Please amend your Forms 10-Q to revise this language accordingly.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Thomas A. Tolworthy
VS Holdings, Inc.
August 19, 2009
Page 11

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

                                 Sincerely,

                                 H. Christopher Owings
                                 Assistant Director

cc: Christian O. Nagler, Esq.
       Via Facsimile